Filed Pursuant to Rule 433

Registration Statement No. 333-238618

March 2, 2021

Final Term Sheet

Issuer:	Suncor Energy Inc.
Title of Securities:	3.750% Notes due 2051
Size:	U.S.$750,000,000
Maturity Date:	March 4, 2051
Coupon:	3.750%
Price:	99.518% of face amount plus accrued interest, if any, from March 4, 2021
Yield to Maturity:	3.777%
Spread to Benchmark Treasury:	+155 basis points
Benchmark Treasury:	1.625% due November 15, 2050
Benchmark Treasury Price / Yield:	86-31 / 2.227%
Interest Payment Dates:	March 4 and September 4, commencing September 4, 2021

Optional Redemption:

At any time prior to September 4, 2050 (the date that is six months prior to the maturity date), the Issuer may redeem the Notes at its option, in whole or in part, at a redemption price equal to the greater of: (a) 100% of the principal amount of the Notes to be redeemed; and (b) a “make-whole” amount, in each case, plus accrued and unpaid interest thereon to the date of redemption.

On or after September 4, 2050 (the date that is six months prior to the maturity date), the Issuer may redeem the Notes at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption.

Make-Whole Call:	+25 basis points
CUSIP / ISIN:	867224AE7 / US867224AE71
Expected Ratings*:	Moody’s: Baa1 (Stable)
S&P: BBB+ (Negative)
DBRS: A (low) (Negative)
Settlement:	T+2; March 4, 2021
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC MUFG Securities Americas Inc. CIBC World Markets Corp. RBC Capital Markets, LLC
Co-Managers:	BMO Capital Markets Corp. J.P. Morgan Securities LLC Mizuho Securities USA LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at +1-800-294-1322, Citigroup Global Markets Inc. at +1-800-831-9146, Morgan Stanley & Co. LLC at +1-866-718-1649 or MUFG Securities Americas Inc. at +1-877-649-6848.

This pricing term sheet supplements the preliminary form of prospectus supplement filed by the Company on March 2, 2021 (the “Preliminary Prospectus Supplement”) relating to its Prospectus dated May 29, 2020. Terms used and not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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